EMAIL: KSCHLESINGER@olshanlaw.com

DIRECT DIAL: 212.451.2252

February 28, 2020

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeff Kauten, Attorney-Advisor
Division of Corporation Finance

Re:	HopTo Inc.
Registration Statement on Form S-1 (No. 333-236278)

Ladies and Gentlemen:

On behalf of HopTo Inc. (the “Company”), we enclose the Company’s request for acceleration of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on Wednesday, March 4, 2020, or as soon as possible thereafter.

Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,

/s/ Kenneth A. Schlesinger
Kenneth A. Schlesinger

cc:	Mr. Jonathon R. Skeels

HopTo Inc.
6 Loudon Road, Suite 200
Concord, NH 03301

February 28, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeff Kauten, Attorney-Advisor
Division of Corporation Finance

Re:	HopTo Inc.
Registration Statement on Form S-1 (No. 333-236278)

Ladies and Gentlemen:

HopTo Inc. hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Eastern Time, on Wednesday, March 4, 2020, or as soon thereafter as practicable.

Very truly yours,

HOPTO INC.

By:	/s/ Jonathon R. Skeels
Jonathon R. Skeels
Chief Executive Officer